          AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 9, 1995
                                                      REGISTRATION NO. 33-
________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            THE WARNACO GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            DELAWARE                                                          95-4032739
                 (STATE OR OTHER JURISDICTION OF                                (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
                 INCORPORATION OR ORGANIZATION)

                            ------------------------

                                 90 PARK AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 661-1300
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                          STANLEY P. SILVERSTEIN, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            THE WARNACO GROUP, INC.
                                 90 PARK AVENUE
                               NEW YORK, NY 10016
                                 (212) 661-1300
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                        COPIES OF ALL COMMUNICATIONS TO:

                     KENNETH J. BIALKIN, ESQ.                                           VALERIE FORD JACOB, ESQ.
               SKADDEN, ARPS, SLATE, MEAGHER & FLOM                             FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                         919 THIRD AVENUE                                                  ONE NEW YORK PLAZA
                        NEW YORK, NY 10022                                                 NEW YORK, NY 10004
                          (212) 735-3000                                                     (212) 859-8000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.
                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [x]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                         PROPOSED
                                                                          MAXIMUM             PROPOSED
                                                                         OFFERING              MAXIMUM             AMOUNT OF
               TITLE OF SHARES                      AMOUNT TO            PRICE PER            AGGREGATE          REGISTRATION
              TO BE REGISTERED                  BE REGISTERED(1)         SHARE(2)         OFFERING PRICE(2)           FEE
Class A Common Stock,
  par value $.01 per share                          9,200,000             $21.875           $201,250,000            $69,400

(1) Includes 1,200,000  shares  issuable  pursuant to  options  granted  by  the
    Company   to   the  Underwriters   solely  for   the  purpose   of  covering
    over-allotments.

(2) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) of the Securities Act of 1933 based on the average of the high and low prices for shares of the Registrant's Class A Common Stock on August 7, 1995 on the New York Stock Exchange.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
________________________________________________________________________________

                                EXPLANATORY NOTE

     This Registration Statement contains a Prospectus relating to a public offering in the United States and Canada (the 'U.S. Offering') of an aggregate of 6,400,000 shares of Class A Common Stock, par value $.01 per share ('Common Stock'), of The Warnaco Group, Inc., together with separate prospectus pages relating to a concurrent offering outside the United States and Canada (the 'International Offering') of an aggregate of 1,600,000 shares of Common Stock. The complete Prospectus for the U.S. Offering follows immediately after this Explanatory Note. After such Prospectus are the alternate pages for the International Offering: a front cover page, an 'Underwriting,' a 'Legal Matters,' an 'Experts,' an 'Available Information' and a 'Documents Incorporated By Reference' section and a back cover page. All other pages of the Prospectus for the U.S. Offering are to be used for both the U.S. Offering and the International Offering.

                                SUBJECT TO COMPLETION

                     PRELIMINARY PROSPECTUS DATED AUGUST 9, 1995

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

PROSPECTUS

                                8,000,000 SHARES
                            THE WARNACO GROUP, INC.
                              CLASS A COMMON STOCK
                            ------------------------

     Of the 8,000,000 shares of Class A Common Stock offered, 7,500,000 are being offered by The Warnaco Group, Inc. and 500,000 shares are being offered by the Selling Stockholder of the Company. See 'Selling Stockholder' and 'Underwriting.' The Company will not receive any of the proceeds from the sale of shares of Class A Common Stock by the Selling Stockholder.

     Of the 8,000,000 shares of Class A Common Stock offered, 6,400,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters and 1,600,000 shares are being offered initially outside the United States and Canada by the International Managers. The initial offering price and the aggregate underwriting discount per share are identical for both Offerings. See 'Underwriting.'

     The Class A Common Stock is traded on the New York Stock Exchange under the symbol 'WAC.' On August 8, 1995, the last sale price of the Class A Common Stock as reported on the New York Stock Exchange was $22 per share. See 'Price Range of Common Stock.'

     FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE 'RISK FACTORS' APPEARING ON PAGE 5.
                            ------------------------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
 AND  EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION,  NOR   HAS
  THE   SECURITIES   AND   EXCHANGE  COMMISSION   OR   ANY   STATE  SECURITIES
   COMMISSION   PASSED   UPON    THE   ACCURACY   OR    ADEQUACY   OF    THIS
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                PRICE TO            UNDERWRITING          PROCEEDS TO       PROCEEDS TO SELLING
                                                 PUBLIC             DISCOUNT(1)            COMPANY(2)          STOCKHOLDER(2)
Per Share...............................           $                     $                     $                     $
Total(3)................................       $                     $                     $                     $

(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See 'Underwriting.'

(2) Before deducting expenses estimated at $          payable by the Company and
    $          payable by the Selling Stockholder.

(3) The Company has granted the U.S. Underwriters and the International Managers options, exercisable within 30 days after the date hereof, to purchase up to 960,000 and 240,000 additional shares of Class A Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $ , $ and $ , respectively. See 'Underwriting.'

                            ------------------------
     The shares of Class A Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Class A Common Stock will
be made in New York, New York on or about                , 1995.
                             ------------------------
MERRILL LYNCH & CO.

          DONALDSON, LUFKIN & JENRETTE
             SECURITIES  CORPORATION

                          BEAR, STEARNS & CO. INC.

                                        MORGAN STANLEY & CO.
                                            INCORPORATED

                                                         OPPENHEIMER & CO., INC.
                            ------------------------

             The date of this Prospectus is                , 1995.

                                    [PHOTOS]

                            ------------------------

IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     The Warnaco Group, Inc. (the 'Company') is a leading designer, manufacturer and marketer of a broad line of women's intimate apparel, such as bras, panties, daywear and sleepwear and men's underwear, dress shirts, sportswear, accessories and small leather goods. The Company's internationally recognized intimate apparel brands include Warner's'r', Olga'r', Calvin Klein'r', Valentino Intimo'r', Scaasi'r', Blanche'r', Van Raalte'r', White Stag'r' and Fruit of the Loom'r'. Building on the strength of its brand names and reputation for fit and quality, the Company has developed a significant level of repeat business and a high degree of consumer loyalty. The Company is the leading marketer of intimate apparel to department and specialty stores in the United States, accounting for approximately 30% market share in bra sales over the last three years, nearly twice its nearest competitor. In the mass merchandise segment, the Company has built its Fruit of the Loom brand to an approximately 7% market share in bra sales in the last two years. In March 1994, the Company acquired the worldwide trademarks, rights and business of Calvin Klein men's underwear and, effective January 1, 1995, the worldwide trademarks and rights for Calvin Klein women's intimate apparel. In addition, the Company entered into a license agreement to produce men's accessories and small leather goods under the Calvin Klein brand. The growth potential of the Calvin Klein brand is reflected in the Company's financial results for the second quarter of fiscal 1995, in which net revenues for Calvin Klein men's underwear and women's intimate apparel more than doubled compared to the second quarter of fiscal 1994. In addition to Calvin Klein, the Company's menswear brand names include Chaps by Ralph Lauren'r', Hathaway'r' and Catalina'r'. The Company operates 53 retail outlet stores. The Intimate Apparel, Menswear and Retail Outlet Store divisions accounted for 75%, 20% and 5%, respectively, of net revenues for the first six months of fiscal 1995.

     The Company seeks to continue its growth strategy by capitalizing on its highly recognized brand names worldwide while broadening its channels of distribution and improving manufacturing efficiencies and cost controls. The key elements of this growth strategy are:

          Implement Brand Strategies to Broaden Channels of Distribution. The Company has expanded its distribution beyond its traditional base of department and specialty stores in the United States by (i) entering into a license agreement with Fruit of the Loom, Inc. to distribute moderately-priced bras, daywear and other related items through mass merchandisers, (ii) signing an agreement with Avon Products, Inc. to distribute Warner's and Fruit of the Loom bras on an exclusive basis and Scaasi sleepwear throughout the United States, (iii) licensing the White Stag and Catalina brand names to Wal-Mart on a non-exclusive basis and (iv) developing a new line of intimate apparel under the recently acquired Van Raalte trademark for sale in Sears stores beginning in August 1995. The success of these strategies is reflected in the growth in Fruit of the Loom net revenues, which increased over 95% to $64.3 million in fiscal 1994 from fiscal 1993, and the successful launch of the Company's products through Avon, which generated net revenues of over $50 million in fiscal 1994. Within the department and specialty stores, the Company expects to increase the presence of Calvin Klein by enhancing floor space and fixturing and increasing the number of locations in which Calvin Klein women's intimate apparel is offered from approximately 600 shares currently to approximately 900 stores by the end of fiscal 1995, and may eventually include up to 1,500 locations.

          Expand Worldwide Brand Presence. The Company has increased the presence of its products in international markets by (i) converting the Calvin Klein businesses in Canada, Japan, Hong Kong, Taiwan and other countries from licensing arrangements to direct sales in order to achieve greater consistency in execution and to increase revenue growth and profitability, (ii) marketing the Warner's brand directly in Spain, Portugal, Italy and other countries, (iii) beginning to market the Company's products through an exclusive joint venture with News Corporation Limited's Satellite Television Asian Region Network ('STAR') in Asia and the Middle East in late 1995 and (iv) extending the Valentino Intimo intimate apparel license to a worldwide agreement.

          Improve Manufacturing Efficiencies and Cost Controls. The Company believes that its U.S. manufacturing expertise, in addition to its expanded Mexican and Central American manufacturing facilities, have allowed the
     Company to become one of the low cost producers of intimate apparel, worldwide. The Company expects to achieve increased efficiencies from its manufacturing facilities and benefit from economies of scale as its business continues to grow. Manufacturing efficiencies achieved from these facilities have contributed significantly to an improvement in the Company's gross margin from 31.8% for the first six months of fiscal 1994 to 33.3% for the first six months of fiscal 1995.

     As a result of the ongoing implementation of these strategies, the Company has increased net revenues to $788.8 million in fiscal 1994 from $548.1 million in fiscal 1990. The increase in net revenues is primarily the result of the 16% compounded annual growth rate of the Intimate Apparel Division. In the first six months of fiscal 1995, net revenues increased 20% to $405.6 million compared to the fiscal 1994 comparable period, driven by the Intimate Apparel Division's 27% increase in net revenues. Income before non-recurring items, interest and income taxes has increased to $99.2 million in fiscal 1994 from $59.9 million in fiscal 1990. Income before non-recurring items, interest and income taxes increased over 30% to $49.9 million in the first six months of fiscal 1995 from $38.3 million in the comparable 1994 period.

     The principal executive offices of the Company are located at 90 Park Avenue, New York, New York 10016, telephone (212) 661-1300.

                                 THE OFFERINGS

     The offering of 6,400,000 shares of Class A Common Stock, par value $.01 per share (the 'Common Stock'), being offered in the United States and Canada (the 'U.S. Offering') and the offering of 1,600,000 shares of Common Stock being offered outside the United States and Canada (the 'International Offering') are collectively referred to herein as the 'Offerings.' Unless otherwise indicated, all information included in this Prospectus assumes the Underwriters' over-allotment options are not exercised.

Common Stock Offered By:
     The Company.............................  7,500,000 shares
     Selling Stockholder.....................  500,000 shares
Common Stock Outstanding after the Offerings
  (a)........................................  49,526,912 shares
Use of Proceeds..............................  The net proceeds to the Company will be used to reduce bank debt. Additional funds available under the Revolving
                                               Facility (as defined below) may be used for strategic
                                               acquisitions as well as working capital and other corporate purposes. See 'Use of Proceeds.'
New York Stock Exchange Symbol...............  'WAC'

------------

 (a) Based upon shares outstanding as of August 9, 1995 and excludes 5,555,500 shares of Common Stock issuable upon exercise of outstanding employee stock options, of which 3,968,500 are presently exercisable at an average price of $16.74 per share.

                                  RISK FACTORS

     Prospective  investors should consider carefully  the following factors, in
addition  to  the  other  information  contained  in  this  Prospectus,   before
purchasing the shares of Common Stock offered hereby.

RETAIL INDUSTRY

     The apparel industry is highly competitive and the Company's competitors include manufacturers of all sizes, some of which have greater resources than the Company. In addition, the apparel industry historically has been subject to cyclical variation, and a downturn in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits could have a material effect on the Company's results of operations. Over the past several years, the Company has broadened its channels of distribution to decrease its dependence on any one retail channel and no single customer accounted for more than 8.5% of the Company's net revenues in fiscal 1994. See 'Business.'

DEPENDENCE ON KEY PERSONNEL

     The Company believes that it has benefited substantially from the leadership of Linda J. Wachner, the Company's Chairman, President and Chief Executive Officer and that the loss of her services could have a significant impact on the Company's business and its future operations. In May 1991, the Company entered into an employment agreement with Mrs. Wachner which is presently in effect until May 2001.

SHARES ELIGIBLE FOR FUTURE SALE

     A substantial number of shares of Common Stock could be sold in the public market following the completion of the Offerings. No predictions can be made as to the effect, if any, that market sales of such shares or the availability of such shares for future sale will have on the market price of shares of Common Stock prevailing from time to time. There will be 49,526,912 shares of Common Stock outstanding after the Offerings. Of such amount, 45,047,312 of such shares will be tradeable without restriction and 4,479,600 of such shares may only be sold pursuant to a registration statement under the Securities Act, or an applicable exemption from the registration requirements of such Act, including Rule 144 and Rule 144A thereunder. However, certain officers and directors of the Company, including the Selling Stockholder, who will hold an aggregate of 4,479,600 shares after giving effect to the Offerings, have agreed with the Underwriters not to sell or otherwise dispose of such shares for 90 days after the date of this Prospectus without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ('Merrill Lynch'), on behalf of the Underwriters. See 'Underwriting.'

                         SELECTED FINANCIAL INFORMATION

     The following selected financial information for the five years ended January 7, 1995 is derived from the audited consolidated financial statements of the Company. References herein to fiscal years are to the Company's 52- or 53-week fiscal year (a 'fiscal year'). All fiscal years for which financial information is included in this Prospectus had 52 weeks, except fiscal 1990 and 1993, each of which had 53 weeks. This summary data is qualified in its entirety by the detailed information and consolidated financial statements, including notes thereto, and management's discussion and analysis included or incorporated by reference herein. See 'Documents Incorporated by Reference' and Annex I hereto. The selected financial data for, and as of the end of, interim periods are derived from the Company's unaudited interim consolidated financial statements. Such unaudited interim consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position and the results of operations as of the dates and for the periods indicated. Information for any interim period is not necessarily indicative of results that may be anticipated for a full year.


                                                                 FISCAL YEAR ENDED                         SIX MONTHS ENDED
                                       --------------------------------------------------------------   -----------------------
                                       JANUARY 5,   JANUARY 4,   JANUARY 2,   JANUARY 8,   JANUARY 7,    JULY 9,      JULY 8,
                                          1991       1992(a)        1993       1994(a)      1995(a)      1994(a)        1995
                                       --------------------------------------------------------------   -----------------------
                                                             (IN MILLIONS, EXCEPT RATIOS AND SHARE DATA)
STATEMENT OF OPERATIONS DATA:

Net revenues.........................   $ 548.1      $ 562.5      $ 625.1      $ 703.8      $ 788.8      $ 338.0      $ 405.6
Gross profit.........................     190.8        195.4        219.3        236.4        255.8        107.4        135.0
Income before non-recurring items,
  interest and income taxes..........      59.9         70.8         89.8         92.2         99.2         38.3         49.9
Interest expense.....................      68.0         72.3         48.8         38.9         32.5         15.7         17.8
Income (loss) from continuing
  operations.........................      (7.9)       (19.5)        47.6         53.3         63.3         18.0(d)      19.9
Preferred stock dividends paid.......       5.5          5.5          2.7           --           --           --           --
Income (loss) from continuing
  operations applicable to Common
  Stock..............................     (13.4)       (25.0)        44.9         53.3         63.3         18.0(d)      19.9
Net income (loss) applicable to
  Common Stock(b)....................     (22.2)       (33.9)       (20.2)        24.1         63.3         18.0(d)      19.9
Common Stock dividends paid..........        --           --           --           --           --           --          2.9
Per share amounts:(c)
  Income (loss) from continuing
    operations.......................     (0.84)       (1.31)        1.18         1.34         1.53         0.44(d)      0.48
  Net income (loss)..................     (1.40)       (1.78)       (0.53)        0.61         1.53         0.44(d)      0.48
Weighted average number of shares of
  Common Stock outstanding...........  15,871,796   19,059,062   38,109,450   39,770,482   41,285,355   40,714,744   41,699,347

DIVISIONAL SUMMARY:

Net revenues:
  Intimate Apparel...................   $ 309.1      $ 339.7      $ 384.8      $ 423.2      $ 565.3      $ 240.5      $ 305.4
  Menswear...........................     196.3        180.8        200.0        243.2        183.8         80.8         82.6
  Retail Outlet Stores...............      42.7         42.0         40.3         37.4         39.7         16.7         17.6
                                         ------       ------       ------       ------       ------       ------       ------
                                         $548.1       $562.5       $625.1       $703.8       $788.8       $338.0       $405.6
                                         ------       ------       ------       ------       ------       ------       ------
                                         ------       ------       ------       ------       ------       ------       ------
Percentage of net revenues:
  Intimate Apparel...................      56.4%        60.4%        61.6%        60.1%        71.7%        71.1%        75.2%
  Menswear...........................      35.8         32.1         32.0         34.6         23.3         23.9         20.4
  Retail Outlet Stores...............       7.8          7.5          6.4          5.3          5.0          5.0          4.4
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                          100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------

BALANCE SHEET DATA (AT PERIOD END):

Working capital......................   $  69.4      $ 109.3      $ 141.5      $ 122.0      $ 104.5      $ 106.8      $ 105.0
Total assets.........................     517.3        540.5        629.6        688.6        780.6        789.0        849.0
Long-term debt (excluding current
  maturities)........................     408.2        344.8        277.6        245.5        206.8        243.9        197.3
Redeemable preferred stock...........      41.5         41.5           --           --           --           --           --
Stockholders' equity (deficit).......     (91.4)        (1.7)       135.8        159.1        240.5        199.9        257.3

                                                   (Footnotes on following page)

(Footnotes from preceding page)

 (a) On September 4, 1991, the Company's Board of Directors determined that the Company should restructure its knitwear operations. The restructuring resulted in a non-recurring charge of approximately $13 million (or $0.68 per share) in fiscal 1991. Such charge was associated with the closing of the Company's knitwear manufacturing facilities and the liquidation of related inventory. In October 1993, the Company decided to discontinue a portion of its men's manufactured dress shirt and neckwear business segment. This resulted in a non-recurring charge of $19.9 million. Also, the Company incurred a $2.6 million non-recurring charge associated with a previously discontinued business. The total non-recurring charge recorded in fiscal 1993 was $22.5 million (or $0.56 per share). In fiscal 1994, the Company incurred a $3 million (or $0.07 per share) charge related to the California earthquake.

 (b) Fiscal 1993 includes a $10.5 million charge (or $0.26 per share) for the cumulative effect of the Company changing its method of accounting for postretirement benefits other than pensions.

 (c) All share and per share amounts have been adjusted to reflect the two-for-one stock split effective October 3, 1994 and includes all Common Stock and Common Stock equivalents.

 (d) Income reflects the benefits of utilizing the Company's net operating loss carryforward to offset the Company's federal income tax provision. Income before non-recurring items, after giving effect to a full tax provision at the Company's rate of 38%, was $14.0 million (or $0.34 per share).

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 7,500,000 shares of Common Stock by the Company in the Offerings, after deducting the underwriting discount and estimated expenses payable by the Company, are expected to be approximately $156,000,000 (approximately $181,200,000 if the Underwriters' over-allotment options are exercised in full). The Company intends to use such net proceeds to reduce bank debt under the Bank Credit Agreement, as amended, between the
Company and certain lenders (the 'Bank Credit Agreement'). Additional funds available under the revolving credit portion of the Bank Credit Agreement (the 'Revolving Facility') may be used for strategic acquisitions, as well as working capital and other corporate purposes. The aggregate amount of indebtedness outstanding under the Bank Credit Agreement was approximately $438,000,000 on August 4, 1995. The Bank Credit Agreement has a maturity date of December 31, 1999 and, on August 4, 1995, the weighted average interest rate on borrowings under the Bank Credit Agreement was approximately 6.4%. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder. The Company and the Selling Stockholder have agreed to share certain expenses incurred in connection with the Offerings.

                                 CAPITALIZATION

     The  following  table sets  forth the  consolidated  capitalization  of the
Company at July 8, 1995 and, as adjusted, to give effect to the sale of 7,500,000 shares of Common Stock by the Company in the Offerings at an estimated offering price of $22 (based on the last sales price of $22 per share of
Common Stock on August 8, 1995) and the application of the net proceeds therefrom to repay outstanding indebtedness as described in 'Use of Proceeds.'

                                                                                                JULY 8, 1995
                                                                                           -----------------------
                                                                                            ACTUAL     AS ADJUSTED
                                                                                           --------    -----------
                                                                                               (IN THOUSANDS)

Current:
     Borrowing under revolving loan facility............................................   $184,620     $  28,620
     Borrowing under foreign facilities.................................................     12,434        12,434
     Current portion of long-term debt..................................................     46,681        46,681
                                                                                           --------    -----------
          Total current.................................................................   $243,735     $  87,735
                                                                                           --------    -----------
                                                                                           --------    -----------
Long-term debt:
     Term note..........................................................................   $178,000     $ 178,000
     Capitalized leases/other...........................................................     19,309        19,309
                                                                                           --------    -----------
          Total long-term debt..........................................................    197,309       197,309
                                                                                           --------    -----------
Stockholders' equity:
     Preferred Stock, par value $0.01 per share; 10,000,000 shares authorized; no shares
      issued and outstanding............................................................         --            --
     Class A Common Stock, par value $0.01 per share; 130,000,000 shares authorized;
      42,026,912 shares issued and outstanding; 49,526,912 shares issued and
      outstanding, as adjusted(a).......................................................        421           496
     Capital in excess of par value.....................................................    337,752       493,677
     Cumulative translation adjustment..................................................     (2,449)       (2,449)
     Accumulated deficit................................................................    (66,952)      (66,952)
     Treasury stock, at cost............................................................     (5,000)       (5,000)
     Notes receivable for common stock issued...........................................     (6,427)       (6,427)
                                                                                           --------    -----------
          Total stockholders' equity....................................................    257,345       413,345
                                                                                           --------    -----------
               Total capitalization.....................................................   $454,654     $ 610,654
                                                                                           --------    -----------
                                                                                           --------    -----------

------------

 (a) Based upon shares outstanding as of August 9, 1995 and excludes 5,555,500 shares of Common Stock issuable upon exercise of outstanding employee stock options, of which 3,968,500 are presently exercisable at an average price of $16.74 per share.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed on the New York Stock Exchange ('NYSE') under the symbol 'WAC.' The table below sets forth, for the calendar periods indicated, the high and low sales price per share of the Company's Common Stock as reported on the NYSE Composite Tape. Amounts have been adjusted to reflect the two-for-one stock split on October 3, 1994.

1992                                                                                 HIGH               LOW
                                                                                     ----               ---
     First Quarter................................................................   $19                $12 3/16
     Second Quarter...............................................................    19                 13 3/4
     Third Quarter................................................................    18 1/8             14
     Fourth Quarter...............................................................    20 1/2             16 3/8

1993
     First Quarter................................................................   $19 5/8            $13 3/8
     Second Quarter...............................................................    18 15/16           14 13/16
     Third Quarter................................................................    17 1/16            14 3/8
     Fourth Quarter...............................................................    17 13/16           14 1/4

1994
     First Quarter................................................................   $15 5/8            $13 1/8
     Second Quarter...............................................................    17 5/8             14 5/8
     Third Quarter................................................................    18 5/8             14 5/16
     Fourth Quarter...............................................................    19 1/4             14 1/8

1995
     First Quarter................................................................   $17 7/8            $14 7/8
     Second Quarter...............................................................    20 3/8             16 1/2
     Third Quarter (through August 8, 1995).......................................    22 5/8             19 3/4

     The last sales price for the shares of Common Stock as reported on the NYSE Composite Tape on August 8, 1995 was $22.

                                DIVIDEND POLICY

     On June 30, 1995 the Company paid its initial dividend of $0.07 per share of Common Stock to stockholders of record as of May 30, 1995. It is the Company's present intent to continue paying quarterly dividends; however, the payment of future dividends necessarily depends upon earnings, capital requirements, financial conditions and other factors. The terms of the Bank Credit Agreement permit the Company to pay dividends, based on the Company's present implied senior debt rating, equal to 25% of the Company's net earnings accumulated since fiscal 1992 through the fiscal year prior to the fiscal year in which the dividend is being paid. The approximate amount of net earnings available for payment of dividends as of July 8, 1995 was $84,505,000.

                                    BUSINESS

     The Company designs, manufactures and markets a broad line of women's intimate apparel and men's apparel and accessories sold under a variety of internationally recognized owned and licensed brand names. The Company operates three divisions, Intimate Apparel, Menswear and Retail Outlet Stores, which accounted for 75%, 20% and 5%, respectively, of net revenues in the first six months of fiscal 1995.

     The Company's products are distributed to over 5,000 customers operating more than 15,000 department, specialty, and mass merchandise stores, including such leading retailers in the United States as Dayton-Hudson, Dillard's Department Stores, Federated Department Stores/Macy's, J.C. Penney, Kmart, Victoria's Secret, The May Department Stores and Wal-Mart and such leading retailers in Canada as Eaton's and The Hudson Bay Company. The Company's products are also distributed to such leading European retailers as Marks & Spencer, House of Fraser, Harrods, Galeries Lafayette, Au Printemps and El Corte Ingles.

INTIMATE APPAREL

     The Company's Intimate Apparel Division designs, manufactures and markets women's intimate apparel which includes bras, panties, daywear and sleepwear. The Company also designs and markets men's underwear. The Company's bra brands accounted for approximately 30% market share in bra sales over the last three years in department and specialty stores in the United States, nearly twice its nearest competitor. The Intimate Apparel Division markets its lines under the following brand names:

            BRAND NAME                           PRICE RANGE                        TYPE OF APPAREL
-----------------------------------  -----------------------------------   ---------------------------------

Warner's...........................       upper moderate to better                 intimate apparel
Olga...............................                better                          intimate apparel
Valentino Intimo...................                premium                         intimate apparel
Calvin Klein(a)....................                better                  intimate apparel/men's underwear
Scaasi.............................               moderate                             sleepwear
Blanche............................           better to premium                        sleepwear
Van Raalte(b)......................               moderate                         intimate apparel
Fruit of the Loom..................               moderate                         intimate apparel
White Stag.........................               moderate                         intimate apparel

------------

 (a) In March 1994, the Company acquired the worldwide trademarks, rights and business of Calvin Klein men's underwear and, effective January 1, 1995, the worldwide trademarks and rights of Calvin Klein women's intimate apparel.

 (b) Shipments to begin in August, 1995.

     The Company owns the Warner's, Olga, Calvin Klein (men's underwear and women's intimate apparel), Blanche and Van Raalte brand names and trademarks. The Company has a license in perpetuity for the White Stag brand for women's sportswear and intimate apparel. The Company licenses the other brand names under which it markets its product lines. The Company also manufactures intimate apparel on a private and exclusive label basis for certain leading specialty and department stores. The Intimate Apparel Division's net revenues are primarily generated by sales of the Company's own brand names. The Warner's and Olga brands are 121 years and 54 years old, respectively, and commanded approximately 30% market share in bra sales over the last three years in department and specialty stores in the United States. The Company also has a license with Fruit of the Loom, Inc. for the design, manufacture and marketing of moderately-priced bras, daywear, full slips, half slips and petticoats as well as coordinated fashion sets (bras and panties) and certain control bottoms and sleepwear.

     In March 1994, the Company acquired the worldwide trademarks, rights and business of Calvin Klein men's underwear and, effective January 1, 1995, the worldwide trademarks and rights for Calvin Klein women's intimate apparel. In addition, the Company entered into a license agreement to produce men's accessories and small leather goods under the Calvin Klein label. The growth potential of the Calvin Klein brand is reflected in the Company's financial results for the second quarter of fiscal 1995 in which net revenues for the Calvin Klein brand more than doubled compared to the second quarter of fiscal 1994.

     The Intimate Apparel Division's net revenues have increased at a 16% compounded annual growth rate since fiscal 1990 to $565.3 million in fiscal 1994. Intimate Apparel Division net revenues for the first six months of fiscal 1995 increased 27% to $305.4 million from $240.5 million in the comparable fiscal 1994 period as the Company increased its penetration with existing accounts, expanded sales to new customers by capitalizing on the growth in such specialty stores as Victoria's Secret and sales of Fruit of the Loom to mass merchandisers such as Wal-Mart, Venture and Kmart and broadened its product lines to include men's underwear. The Intimate Apparel Division has reduced operating expenses as a percentage of net revenues by narrowing its product lines, controlling selling, administrative and general expenses and improving manufacturing efficiency. The Company believes that it is one of the low cost producers of intimate apparel, worldwide. The Intimate Apparel Division produces over eight million dozen garments per year.

     The Company's bras are sold primarily in the department and specialty stores that have been the Company's traditional customer base for intimate apparel. In June 1992, the Company expanded into a new channel of distribution, mass merchandisers, with its Fruit of the Loom product line, which offers a range of styles designed to meet the needs of the consumer profile of this market. In late 1993 the Company further expanded its channels of distribution by signing an agreement with Avon Products, Inc. to distribute Warner's and Fruit of the Loom bras on an exclusive basis and Scaasi sleepwear throughout the United States. In August 1995 the Company will begin shipping intimate apparel to Sears under the Van Raalte label which was acquired in December 1994. The Company also sees opportunities for continued growth in the Intimate Apparel Division for bras specifically designed for the 'full figure' market, as well as in the panties and daywear product lines.

     The Intimate Apparel Division has subsidiaries in Canada, Mexico, the United Kingdom, France, Belgium, Ireland, Spain and Germany. International sales accounted for approximately 14.8% of the Intimate Apparel Division's net revenues in fiscal 1994. Net revenues attributable to the international divisions of the Intimate Apparel Division were $79.1 million, $84.5 million and $84.1 million in fiscal years 1992, 1993 and 1994, respectively. In 1994 the Company began distributing its products directly in Spain, Portugal and Italy, having taken back these territories from its previous licensee. For the first six months of fiscal 1995, international net revenues of the Intimate Apparel Division have increased 14.6% to $45.4 million from $39.6 million in the first six months of fiscal 1994.

     The Company's intimate apparel products are manufactured principally in the Company's facilities in North America, Central America, the Caribbean Basin, United Kingdom and Ireland.

     Although the Intimate Apparel Division generally markets its product lines for three retail selling seasons (spring, fall and holiday), its sales and revenues are somewhat seasonal with approximately 57% of net revenues and 58% of operating income generated during the second half of the 1994 fiscal year.

MENSWEAR

     The Company's Menswear Division designs, manufactures, imports and markets moderate to better-priced dress shirts and neckwear, sportswear and men's accessories. Management considers the Menswear Division's primary strengths to include its strong brand recognition, product quality, reputation for fashion styling, strong relationships with department and specialty stores and its ability to deliver merchandise rapidly. The Menswear Division markets its lines under the following brand names:

             BRAND NAME                           PRICE RANGE                         TYPE OF APPAREL
------------------------------------  ------------------------------------   ---------------------------------
Hathaway............................                 better                  dress shirts, knit and woven
                                                                               sportshirts and sweaters
Calvin Klein........................                 better                  men's underwear(a) and
                                                                               accessories
Chaps by Ralph Lauren...............             upper moderate              dress shirts, neckwear, knit and
                                                                               woven sportshirts, sweaters and
                                                                               sportswear
Catalina............................                moderate                 men's and women's sportswear,
                                                                               dress shirts and furnishings

------------
 (a) See Intimate Apparel Division

     The Hathaway brand name is owned by the Company. The Calvin Klein brand name for accessories and the Chaps by Ralph Lauren and Catalina brand names are licensed by the Company.

     Due to the strategic decision to discontinue $98.9 million of net revenues in underperforming brands including Christian Dior accessories, neckwear, sportswear and dress shirts, Golden Bear by Jack Nicklaus, Pringle and Puritan menswear, the Menswear Division's net revenues have only decreased from $196.3 million in fiscal year 1990 to $183.8 million in fiscal year 1994. The negative impact of these discontinued brands has been partially offset by the success of the Chaps by Ralph Lauren brand which has increased its net revenues to $120.9 million in fiscal 1994 from $28.6 million in fiscal 1990, a compounded annual growth rate of 43%. Chaps by Ralph Lauren net revenues for the first six months of fiscal 1995 increased 22.5% to $60.5 million. Primarily as a result of the strategic decision to discontinue these underperforming brands, operating margins in the Menswear Division have increased 100 basis points to 11.5% in fiscal 1994 from 10.5% in fiscal 1990.

     International sales accounted for approximately 6% of net revenues of the Menswear Division in fiscal 1994. Net revenues attributable to international divisions of the Menswear Division were $12.7 million, $14.1 million and $10.2 million in fiscal years 1992, 1993 and 1994, respectively. The decrease in international sales in fiscal 1994 compared to fiscal 1993 reflects the Company's strategic decision to restructure its men's dress shirt and neckwear businesses and to terminate its Christian Dior licenses.

     The Menswear Division's sportswear is sourced principally from the Far East. The Menswear Division manufactures its dress shirts in North America and sources certain styles of dress shirts in the Far East and in Central America. Accessories are sourced in the United States, Europe and the Far East. Neckwear is sourced primarily in the United States.

     The Menswear Division, like the Intimate Apparel Division, generally markets its apparel products for three retail selling seasons (spring, fall and holiday). The Menswear Division introduces new styles, fabrics and colors based upon consumer preferences, market trends and to coincide with the appropriate retail selling season. The sales of the Menswear Division's product lines follow individual seasonal shipping patterns ranging from one season to three seasons, with multiple releases in some of the Division's more fashion-oriented lines. Consistent with industry and consumer buying patterns, approximately 56% of the Menswear Division's net revenues and 67% of the Menswear Division's operating profit are generated in the second half of the calendar year, reflecting the strength of the fall and holiday shopping seasons.

RETAIL OUTLET STORES DIVISION

     The Company's Retail Outlet Store Division operates 53 retail outlet stores, of which 35 carry intimate apparel only, three carry menswear only and 15 carry both lines. The Company's business strategy with respect to its Retail Outlet Stores Division is to provide a channel for disposing of the Company's excess and irregular inventory, thereby limiting its exposure to off-price retailers without increasing the total number of stores to any significant extent. The Company's retail outlet stores are situated in areas where they generally do not conflict with the Company's principal channels of distribution. The Company's newer retail outlet stores are principally intimate apparel stores located in outlet malls.

INTERNATIONAL OPERATIONS

     The Company has subsidiaries in Canada and Mexico in North America and in the United Kingdom, Ireland, Belgium, France, Spain and Germany in Europe which engage in sales and marketing activities. With the exception of the fluctuation of local currencies against the United States dollar, the Company does not believe that the operations in Canada and western Europe are subject to risks which are significantly different from those of its domestic operations. Mexico has historically been subject to high rates of inflation and currency restrictions which may, from time to time, impact the Mexican operation. The recent devaluation of the Mexican peso has had a favorable impact on the Company. The Company also sells directly to customers in Mexico which represents less than 1% of the Company's total sales. The Company maintains manufacturing facilities in Mexico, Honduras, Costa Rica, the Dominican Republic, Canada, Ireland and the United Kingdom and warehousing facilities in

Canada, Mexico, the United Kingdom and Spain. The majority of the Company's imported purchases are invoiced in United States dollars and, therefore, are not subject to short-term currency fluctuations.

                                   MANAGEMENT

     The executive officers of the Company, their ages and their positions are set forth below.

                       NAME                           AGE                        POSITION
---------------------------------------------------   ---   ---------------------------------------------------
Linda J. Wachner...................................   49    Director, Chairman of the Board,
                                                              President and Chief Executive Officer
William S. Finkelstein.............................   47    Director, Senior Vice President and Chief Financial
                                                              Officer
Stanley P. Silverstein.............................   43    Vice President, General Counsel and Secretary
Wallis H. Brooks...................................   39    Vice President and Controller

     Mrs. Wachner has been a Director, President and Chief Executive Officer of the Company since August 1987, and the Chairman of the Board since August 1991. Mrs. Wachner was a Director and President of the Company from March 1986 to August 1987. Mrs. Wachner held various positions, including President and Chief Executive Officer, with Max Factor and Company from December 1978 to October 1984. Mrs. Wachner also serves as a Director of The Travelers Group, Inc. and the Chairman and Chief Executive Officer of Authentic Fitness Corporation.

     Mr. Finkelstein has been Senior Vice President of the Company since May 1992 and a Director and Chief Financial Officer of the Company since May 1995. Mr. Finkelstein served as Vice President and Controller of the Company between November 1988 and May 1992 and as Vice President of Finance of the Company's Activewear and Olga Divisions from March 1988 until his appointment as Controller of the Company. Mr. Finkelstein served as Vice President and Controller of SPI Pharmaceuticals Inc. from February 1986 to March 1988 and held various financial positions, including Assistant Corporate Controller with Max Factor and Company, between 1977 and 1985. Mr. Finkelstein also serves as a Director of Authentic Fitness Corporation and Herman's Sporting Goods, Inc.

     Mr. Silverstein has been Vice President, General Counsel and Secretary of the Company since December 1990. Mr. Silverstein served as Assistant Secretary of the Company from June 1986 until his appointment as Secretary in January 1987.

     Mr. Brooks has been Vice President and Controller of the Company since May 1995. Mr. Brooks served as Senior Vice President and Chief Financial Officer of Authentic Fitness Corporation from November 1993 through April 1995. Mr. Brooks held various financial positions including Treasurer of the Company from November 1988 through September 1993. Prior to joining the Company, Mr. Brooks was associated with the international accounting and auditing firm Ernst & Young, LLP from 1984 to 1988.

OTHER KEY EMPLOYEES

     The following managers of the Company's divisions are considered by the Company to be key employees.

     Alexander Cannon has been President of the Chaps by Ralph Lauren Division of the Company since September 1994. Mr. Cannon joined the Company in December 1987 as Designer for Furnishings, Chaps by Ralph Lauren Division and served successively as Vice President Merchandising and Design for Sportswear and Dress Furnishings and Executive Vice President, Chaps by Ralph Lauren Division until his appointment as Division President.

     Joseph DiPonti has been President of the Company's Olga Division since 1991. Prior to that time, he was associated with Sara Lee Foundations, an intimate apparel manufacturer, for 19 years, most recently serving as President of that company. Before joining Sara Lee Foundations in the U.S., Mr. DiPonti was President of Canadelle, the Sara Lee intimate apparel division in Canada.

     Edward Johnson has served as President of the Company's Retail Outlet Store Division since November 1989. Mr. Johnson served as General Merchandise Manager and Buyer with the Retail Outlet Stores Divison from October 1987 until his appointment as Divisional President. Before joining the Company, Mr. Johnson held several buying and store management positions with J W Robinson's in Los Angeles, California.

     John Kourakos has been President of the Company's Calvin Klein Men's Underwear and Accessories and Calvin Klein Women's Intimate Apparel Divisions since March 1994. Prior to the Company's acquisition of the Calvin Klein men's underwear and women's intimate apparel businesses, Mr. Kourakos served as President of CK Jeans and Sportswear and Calvin Klein Underwear from 1987 to 1994. Mr. Kourakos served in various capacities with Biderman Industries from 1980 to 1987 including Executive Vice President of Merchandise for Calvin Klein Men's Wear.

     Maurice Reznick has served as President of the Company's Warner's Division since March of 1994. Mr. Reznick served as Vice President of Sales for the Warner's and Valentino Divisions of the Company from January 1994 until his appointment as Division President. Prior to joining the Company, Mr. Reznick served as Vice President of National Sales, Playtex and Jogbra by Champion from 1992 to 1994 and held various sales positions, including Vice President of Sales for Vanity Fair Mills from 1977 to 1992.

                              SELLING STOCKHOLDER

     The following table sets forth certain information concerning the beneficial ownership of Common Stock by the Selling Stockholder as of August 9, 1995 and as adjusted to reflect the sale in the Offerings of 500,000 shares of Common Stock offered by the Selling Stockholder.

                                             OWNERSHIP PRIOR                                      OWNERSHIP
                                            TO THE OFFERINGS                                 AFTER THE OFFERINGS
                                      -----------------------------                     -----------------------------
                                          NO. OF         PERCENT OF       NO. OF            NO. OF         PERCENT OF
                                         SHARES OF         COMMON         SHARES           SHARES OF         COMMON
NAME OF BENEFICIAL OWNER              COMMON STOCK(a)     STOCK(a)     BEING OFFERED    COMMON STOCK(a)     STOCK(a)
-----------------------------------   ---------------    ----------    -------------    ---------------    ----------
Linda J. Wachner(b) ...............      7,002,000          15.5%         500,000           6,502,000         12.3%
  Chairman, President and Chief
  Executive Officer

------------

 (a) Includes 3,175,000 shares of Common Stock which are presently issuable upon the exercise of options held by the Selling Stockholder.

 (b) Includes 50,000 shares of Common Stock held by the Linda J. Wachner Charitable Trust of which Mrs. Wachner is the Trustee. Mrs. Wachner has the sole power to vote and no power to dispose of such 50,000 shares.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                            TO NON-U.S. STOCKHOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock by 'Non-U.S. Holders.' In general, a 'Non-U.S. Holder' is an individual or entity other than (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any State, or (iii) an estate or trust, the income of which is includible in gross income for United States federal income tax purposes regardless of its source. This discussion is for general information only and does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the 'Code'), and administrative and judicial interpretations as of the date hereof, all of which are subject to change. EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF OWNING AND DISPOSING OF SHARES OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR OTHER TAXING JURISDICTION.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or (ii) if certain income tax treaties apply, attributable to a United States permanent establishment maintained by the Non-U.S. Holder. Dividends effectively connected with such a trade or business or attributable to such a permanent establishment generally will not be subject to U.S. withholding tax (if the Non-U.S. Holder timely and properly files certain forms, including Internal Revenue Service Form 4224, with the payor of the dividend) and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the repatriation from the United States of its 'effectively connected earnings and profits,' subject to certain adjustments. For purposes of the withholding discussed above and in order to determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country, absent knowledge to the contrary. However, if Treasury regulations proposed in 1984 are finally adopted, Non-U.S. Holders would be required to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would contain the Non-U.S. Holder's name and address and an official statement by the competent authority (as designated in the applicable treaty) in the foreign country attesting to the Non-U.S. Holder's status as a resident thereof.

GAIN ON DISPOSITION

     A Non-U.S. Holder generally will not be subject to United States federal income tax (and no tax will generally be withheld) on any gain recognized upon the disposition of Common Stock unless (i) the Company is or has been a 'U.S. real property holding corporation' for United States federal income tax purposes (which the Company does not believe that it has been, is or is likely to become) and the Non-U.S. Holder disposing of the Common Stock owned, directly or constructively, at any time during the five-year period preceding the disposition, more than five percent of the Common Stock; (ii) the gain is effectively connected with the conduct of a trade or business within the United States of the Non-U.S. Holder or, if certain tax treaties apply, attributable to a permanent establishment maintained within the United States by the Non-U.S. Holder, (iii) in the case of a Non-U.S. Holder who is a non-resident alien individual and who holds shares as a capital asset, such individual is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) such individual has a

'tax home,' for U.S. federal income tax purposes, in the United States, and the gain from the disposition is not attributable to an office or other fixed place of business maintained by such individual in a foreign country, or (b) the gain from the disposition is attributable to an office or fixed place of business maintained by such individual in the United States; or (iv) the Non-U.S. Holder is subject to tax pursuant to provisions of the Code applicable to certain United States expatriates.

FEDERAL ESTATE TAX

     Shares of Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

BACKUP WITHHOLDING, INFORMATION RETURN AND INFORMATION REPORTING REQUIREMENTS

     The Company must make an information return annually to the Internal Revenue Service and to each Non-U.S. Holder of the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These information return requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides or is established.

     United States backup withholding (which generally is imposed at the rate of 31% on certain payments to persons who fail to furnish the information required under the United States information reporting requirements) and information reporting generally will not apply to dividends that are subject to the 30% withholding discussed above or are not so subject because a tax treaty applies, and are paid on Common Stock to a Non-U.S. Holder at an address outside the United States.

     The payment of proceeds from the disposition of Common Stock by a Non-U.S. Holder to or through the United States office of a broker will be subject to information reporting and backup withholding at a rate of 31 percent unless the owner certifies, among other things, its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of proceeds from the disposition by a Non-U.S. Holder of Common Stock to or through a non-U.S. office of a non-U.S. broker will generally not be subject to backup withholding and information reporting. However, in the case of proceeds from a disposition of Common Stock paid to or through a non-U.S. office of a broker that is (i) a United States person, (ii) a 'controlled foreign corporation' for U.S. federal income tax purposes or (iii) a foreign person 50 percent or more of whose gross income from all sources for a certain three-year period was effectively connected with a United States trade or business, (a) backup withholding will not apply unless such broker has actual knowledge that the owner is not a Non-U.S. Holder, and (b) information reporting will apply unless the broker has documentary evidence in its files of the owner's status as a Non-U.S. Holder (and the broker has no actual knowledge to the contrary) or the owner otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from payments to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

     The backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to the Common Stock is subject to change.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Bear, Stearns & Co. Inc., Morgan Stanley & Co. Incorporated and Oppenheimer & Co., Inc. are acting as representatives (the 'U.S. Representatives') of the U.S. Underwriters. Subject to the terms and conditions set forth in the United States Purchase Agreement (the 'U.S. Purchase Agreement') among the Company, the Selling Stockholder and each of the Underwriters named below (the 'U.S. Underwriters'), and concurrently with the sale of 1,600,000 shares of Common Stock to the International Managers (as defined below), the Company and the Selling Stockholder severally have agreed to sell to each of the U.S. Underwriters, and each of the U.S. Underwriters severally has agreed to purchase, the aggregate number of shares of Common Stock set forth opposite its name below:

                                                                       NUMBER OF
                       U.S. UNDERWRITERS                                SHARES
------------------------------------------------------------------    ---------

Merrill Lynch, Pierce, Fenner & Smith
              Incorporated.......................................
Donaldson, Lufkin & Jenrette Securities Corporation..............
Bear, Stearns & Co. Inc..........................................
Morgan Stanley & Co. Incorporated................................
Oppenheimer & Co., Inc...........................................

                                                                     ---------
               Total.............................................    6,400,000
                                                                     ---------
                                                                     ---------

     The Company and the Selling Stockholder have also entered into an International Purchase Agreement (the 'International Purchase Agreement' and,
together with the U.S. Purchase Agreement, the 'Purchase Agreements') with Merrill Lynch International Limited, Donaldson, Lufkin & Jenrette Securities Corporation, Bear, Stearns International Limited, Morgan Stanley & Co. International Limited and UBS Limited (the 'Lead Managers'), and certain other underwriters outside the United States and Canada (the 'International Managers' and, together with the U.S. Underwriters, the 'Underwriters'). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 6,400,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company and the Selling Stockholder severally have agreed to sell to the International Managers, and the International Managers severally have agreed to purchase, an aggregate of 1,600,000 shares of Common Stock. The offering price per share and the total underwriting discount per share are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

     In each Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Common Stock being sold pursuant to such Purchase Agreement if any of such shares of Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, the commitments of non-defaulting U.S. Underwriters or International Managers (as the case may be) may be increased. The sale of Common Stock to the U.S. Underwriters is conditioned upon the sale of shares of Common Stock to the International Managers.

     The U.S. Representatives have advised the Company and the Selling Stockholder that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share of Common Stock. The U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share of Common Stock on sales to certain other dealers. After the public offering, the public offering price, concession and discount may be changed.

     The Company has granted an option to the U.S. Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 960,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of shares of Common Stock offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase approximately the number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company has also granted an option to the International Managers, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 240,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

     The U.S. Representatives have advised the Company and the Selling Stockholder that the U.S. Underwriters and the International Managers have entered into an Intersyndicate Agreement (the 'Intersyndicate Agreement') that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States or Canadian persons or to persons they believe intend to resell to persons who are United States or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to non-United States or non-Canadian persons or to persons they believe intend to resell to non-United States or non-Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.

     The Company, the Selling Stockholder and certain officers and directors of the Company have agreed that they will not, directly or indirectly, for a period of 90 days following the date of the Prospectus, except with the prior consent of Merrill Lynch, on behalf of the Underwriters, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock. Calvin Klein, Inc., which is the beneficial owner of 566,497 shares of Common Stock, has agreed that it will not, directly or indirectly, until October 30, 1995, except with prior consent of Merrill Lynch, on behalf of the Underwriters, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock.

     The  Company and the Selling Stockholder  have agreed to indemnify the U.S.
Underwriters  and  the  International  Managers  against  certain   liabilities,
including liabilities under the Securities Act.

     Oppenheimer Capital, a U.S. money manager and an affiliate of Oppenheimer & Co., Inc. holds approximately 5.9 million shares of the Company's Common Stock in connection with its money management activities. Because Oppenheimer & Co., Inc. may be deemed to be an affiliate of the Company, the U.S. Offering will be conducted in accordance with Schedule E to the Bylaws of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock and the validity of the Common Stock offered hereby will be passed upon for the Company by Stanley
P.  Silverstein,  Esq., Vice  President, General  Counsel  and Secretary  of the
Company, and by Skadden, Arps, Slate, Meagher & Flom, New York, New York. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership which includes professional corporations), New York, New York. Mr. Silverstein owns 26,400 shares of Common Stock and options to acquire 64,000 shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements of The Warnaco Group, Inc. incorporated by reference in this Prospectus from the Company's Annual Report (Form 10-K) for the fiscal year ended January 7, 1995, have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report, included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the 'Commission') a Registration Statement (which term shall encompass any amendments thereto) on Form S-3 (the 'Registration Statement') under the Securities Act of 1933, as amended (the 'Securities Act'), for the registration of the Common Stock. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed or incorporated by reference as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission may be inspected and copied at the locations described above. The Company will furnish all reports and other information required by the periodic reporting and informational requirements of the Exchange Act to the Commission and will furnish copies of such reports and other information to the holders of the Common Stock.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference herein:

          1. The Company's Annual Report on Form 10-K for the year ended January 7, 1995.

          2. The Company's Current Report on Form 8-K, dated May 18, 1995.

          3. The Company's Proxy Statement for the Company's 1995 Annual Meeting of Shareholders held on May 11, 1995.

          4. The Company's Quarterly Report on Form 10-Q for the quarter ended April 8, 1995.

          5. The Company's Quarterly Report on Form 10-Q for the quarter ended July 8, 1995 (attached as Annex I to this Prospectus).

          6. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since January 7, 1995.

          7. The description of the Common Stock which is contained in the Company's Form 8-A dated September 10, 1991, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the shares of Common Stock hereunder shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any and all of the documents that are incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Stanley P. Silverstein, Vice President, General Counsel and Secretary, The Warnaco Group, Inc., 90 Park Avenue, New York, New York 10016, telephone (212) 661-1300.

                                                                         ANNEX I
________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 10-Q

[x] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED JULY 8, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________________ TO __________________

                         COMMISSION FILE NUMBER 1-4715

                            ------------------------

                            THE WARNACO GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                        DELAWARE                                                 95-4032739
              (STATE OR OTHER JURISDICTION                          (I.R.S. EMPLOYER IDENTIFICATION NO.)
           OF INCORPORATION OR ORGANIZATION)

                                 90 PARK AVENUE
                            NEW YORK, NEW YORK 10016
             (ADDRESS OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                 (212) 661-1300
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                            ------------------------

                        COPIES OF ALL COMMUNICATIONS TO:
                            THE WARNACO GROUP, INC.
                                 90 PARK AVENUE
                            NEW YORK, NEW YORK 10016
                 ATTENTION: VICE PRESIDENT AND GENERAL COUNSEL

                            ------------------------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              [x]  Yes     [ ]  No

     The number of shares outstanding of the registrant's Class A Common Stock as of August 7, 1995 is as follows: 42,026,912

________________________________________________________________________________

                        PART I -- FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                            THE WARNACO GROUP, INC.
                     CONSOLIDATED CONDENSED BALANCE SHEETS

                                                                                             JULY 8,      JANUARY 7,
                                                                                              1995           1995
                                                                                           -----------    -----------
                                                                                           (UNAUDITED)
                                                                                                 (IN THOUSANDS)
                                         ASSETS
Current assets:
     Cash...............................................................................    $   2,147      $   3,791
     Accounts receivable -- net.........................................................      143,724        148,659
Inventories:
     Finished goods.....................................................................      181,645        131,450
     Work in process....................................................................       64,289         60,513
     Raw materials......................................................................       67,696         60,220
                                                                                           -----------    -----------
          Total inventories.............................................................      313,630        252,183
Other current assets....................................................................       27,644         15,892
                                                                                           -----------    -----------
          Total current assets..........................................................      487,145        420,525
Property, plant and equipment -- net of accumulated depreciation of $73,308 and
  $68,203...............................................................................       84,766         80,932
Intangible and other assets -- net......................................................      277,075        279,096
                                                                                           -----------    -----------
                                                                                            $ 848,986      $ 780,553
                                                                                           -----------    -----------
                                                                                           -----------    -----------
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Borrowing under revolving credit facility..........................................    $ 184,620      $ 115,679
     Current portion of long term debt..................................................       46,681         50,315
     Borrowing under foreign credit facilities..........................................       12,434          9,822
     Accounts payable and accrued liabilities...........................................      136,538        137,624
     Federal and other income taxes.....................................................        1,883          2,611
                                                                                           -----------    -----------
          Total current liabilities.....................................................      382,156        316,051
Long-term debt..........................................................................      197,309        206,792
Other long-term liabilities.............................................................       12,176         17,238
Stockholders' equity:
     Preferred stock; $.01 par value....................................................           --             --
     Common stock; $.01 par value.......................................................          421            421
     Capital in excess of par value.....................................................      337,752        337,872
     Cumulative translation adjustment..................................................       (2,449)        (1,732)
     Accumulated deficit................................................................      (66,952)       (83,897)
     Treasury stock, at cost............................................................       (5,000)        (5,000)
     Notes receivable for common stock issued...........................................       (6,427)        (7,192)
                                                                                           -----------    -----------
          Total stockholders' equity....................................................      257,345        240,472
                                                                                           -----------    -----------
                                                                                            $ 848,986      $ 780,553
                                                                                           -----------    -----------
                                                                                           -----------    -----------

  This statement should be read in conjunction with the accompanying Notes to
                  Consolidated Condensed Financial Statements.

                            THE WARNACO GROUP, INC.
                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                                                         SECOND QUARTER ENDED          SIX MONTHS ENDED
                                                        ----------------------      ----------------------
                                                        JULY 8,       JULY 9,       JULY 8,       JULY 9,
                                                          1995          1994          1995          1994
                                                        --------      --------      --------      --------
                                                               (IN THOUSANDS EXCEPT PER SHARE DATA)
                                                                           (UNAUDITED)
Net revenues.........................................   $210,395      $190,302      $405,551      $338,033
Cost of goods sold...................................    142,176       133,312       270,508       230,667
                                                        --------      --------      --------      --------
Gross profit.........................................     68,219        56,990       135,043       107,366
Selling, administrative and general expenses.........     43,800        38,846        85,135        69,106
                                                        --------      --------      --------      --------
Income before loss on California earthquake..........     24,419        18,144        49,908        38,260
Loss on California earthquake........................         --            --            --         3,000
                                                        --------      --------      --------      --------
Income before interest and income taxes..............     24,419        18,144        49,908        35,260
Interest expense.....................................      9,475         8,308        17,835        15,713
                                                        --------      --------      --------      --------
Income before income taxes...........................     14,944         9,836        32,073        19,547
Provision for income taxes...........................      5,679           750        12,188         1,500
                                                        --------      --------      --------      --------
Net income...........................................   $  9,265      $  9,086(1)   $ 19,885      $ 18,047(1)
                                                        --------      --------      --------      --------
                                                        --------      --------      --------      --------

Net income per share.................................   $   0.22      $   0.22(1)   $   0.48      $   0.44(1)
                                                        --------      --------      --------      --------
                                                        --------      --------      --------      --------

Weighted average number of common shares
  outstanding........................................     42,003        41,671        41,699        40,715
                                                        --------      --------      --------      --------
                                                        --------      --------      --------      --------

------------

(1) Net income and net income per share before the loss on the California earthquake and after a normalized provision for income taxes at an effective income tax rate of 38% was $6,098 or $0.15 per share for the second quarter of fiscal 1994 and $13,979 or $0.34 per share for the first six months of fiscal 1994.

  This statement should be read in conjunction with the accompanying Notes to
                  Consolidated Condensed Financial Statements

                            THE WARNACO GROUP, INC.
                 CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW

                                                                                               SIX MONTHS ENDED
                                                                                             --------------------
                                                                                             JULY 8,     JULY 9,
                                                                                               1995        1994
                                                                                             --------    --------
                                                                                                 (UNAUDITED)
                                                                                                (IN THOUSANDS)
Cash flow from operations:
     Net income...........................................................................   $ 19,885    $ 18,047
     Non-cash items included in net income:
          Depreciation and amortization...................................................      9,400       9,365
          Interest........................................................................        831         545
     Income taxes paid....................................................................     (1,758)     (2,605)
     Net change in other operating accounts...............................................    (68,337)    (59,655)
     Other................................................................................     (2,615)     (3,889)
                                                                                             --------    --------
          Cash used in operations.........................................................    (42,594)    (38,192)
Cash flow from investing activities:
     Proceeds from the sale of fixed and other assets.....................................      5,942         115
     Purchase of property, plant and equipment............................................     (9,858)     (9,882)
     Payment for purchase of Calvin Klein underwear businesses and trademarks.............     (5,000)    (33,103)
     Repurchase of Calvin Klein license -- Canada.........................................     (6,200)         --
                                                                                             --------    --------
          Cash used in investing activities...............................................    (15,116)    (42,870)
Cash flow from financing activities:
     Borrowings under revolving credit facility...........................................     65,598      81,056
     Net proceeds from sale of common stock and repayment of notes receivable from
      stockholders........................................................................        644         988
     Proceeds from other financing........................................................      5,955       8,626
     Cash dividends paid..................................................................     (2,922)         --
     Increase in deferred financing costs.................................................        (92)       (405)
     Repayments of debt...................................................................    (13,117)     (9,111)
                                                                                             --------    --------
          Cash provided from financing activities.........................................     56,066      81,154
                                                                                             --------    --------
Increase (decrease) in cash...............................................................     (1,644)         92
Cash at beginning of period...............................................................      3,791       4,651
                                                                                             --------    --------
Cash at end of period.....................................................................   $  2,147    $  4,743
                                                                                             --------    --------
                                                                                             --------    --------
Net change in other operating accounts:
     Accounts receivable..................................................................   $  4,935    $(18,001)
     Inventories..........................................................................    (61,447)     (3,898)
     Other current assets.................................................................    (11,752)     (6,025)
     Accounts payable and accrued liabilities.............................................     (1,103)    (33,231)
     Income taxes payable.................................................................      1,030       1,500
                                                                                             --------    --------
                                                                                             $(68,269)   $(59,655)
                                                                                             --------    --------
                                                                                             --------    --------

  This statement should be read in conjunction with the accompanying Notes to
                  Consolidated Condensed Financial Statements.

                            THE WARNACO GROUP, INC.
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

     1. In the opinion of the Company, the accompanying consolidated condensed financial statements contain all the adjustments (all of which were of a normal recurring nature) necessary to present fairly the financial position of the Company as of July 8, 1995 as well as its results of operations and cash flows for the periods ended July 8, 1995 and July 9, 1994. Operating results for interim periods may not be indicative of results for the full fiscal year.

     2. Certain   amounts  for  prior  periods  have  been  reclassified  to  be comparable with the current period presentation.

     3. In February 1995, the Company terminated the license agreement for the production of men's underwear and women's intimate apparel bearing the Calvin Klein name in Canada. The Company will directly design, produce and market Calvin Klein men's underwear and women's intimate apparel in Canada. The cost of terminating the license agreement before its expiration in the year 2000 was $6.2 million.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

                            STATEMENT OF OPERATIONS
                                (SELECTED DATA)

                                                                                QUARTER ENDED        SIX MONTHS ENDED
                                                                              ------------------    ------------------
                                                                              JULY 8,    JULY 9,    JULY 8,    JULY 9,
                                                                               1995       1994       1995       1994
                                                                              -------    -------    -------    -------
                                                                                    (IN MILLIONS, EXCEPT RATIOS)

Net revenues...............................................................   $ 210.4    $ 190.3    $ 405.6    $ 338.0
Cost of goods sold.........................................................     142.2      133.3      270.5      230.7
                                                                              -------    -------    -------    -------
Gross profit...............................................................      68.2       57.0      135.0      107.4
     % of net revenues.....................................................      32.4%      29.9%      33.2%      31.8%

Selling, administrative and general expenses...............................      43.8       38.8       85.1       69.2
Loss on California earthquake..............................................        --         --         --        3.0
                                                                              -------    -------    -------    -------
Income before interest and income taxes....................................      24.4       18.1       49.9       35.2
     % of net revenues.....................................................      11.6%       9.5%      12.3%      10.4%

Interest expense...........................................................       9.5        8.3       17.8       15.7
Provision for income taxes.................................................       5.7        0.7       12.2        1.5
                                                                              -------    -------    -------    -------

Net income.................................................................      $9.3       $9.1      $19.9      $18.0
                                                                              -------    -------    -------    -------
                                                                              -------    -------    -------    -------

Income before loss on California earthquake and after giving effect to a
  normalized tax provision of 38%..........................................      $9.3       $6.1      $19.9      $14.0
                                                                              -------    -------    -------    -------
                                                                              -------    -------    -------    -------


     Net revenues in the second quarter of fiscal 1995 were $210.4 million, 10.6% higher than the $190.3 million recorded in the second quarter of fiscal 1994. Net revenues for the first six months of fiscal 1995 were $405.6 million, 20.0% higher than the $338.0 million recorded in the first six months of fiscal 1994.

     Intimate Apparel Division net revenues increased 12.4% in the second quarter of fiscal 1995 to $159.0 million from $141.4 million in the second quarter of fiscal 1994. The increase was achieved despite the comparison to the launch of Avon in the second quarter of fiscal of 1994 where Avon sales were $15.3 million higher. Excluding the Avon launch, Intimate Apparel Division net revenues increased 27.9% in the second quarter of fiscal 1995 compared to fiscal 1994. Calvin Klein net revenues are up 121% due to the successful launch of the women's intimate apparel business on January 1, 1995 and improved market penetration in the men's underwear business. Fruit of the Loom net revenues increased 54.9% and international net revenues increased 12.8% over the prior year period. Intimate Apparel Division net revenues in the first six months of fiscal 1995 increased 27% to $305.4 million from the $240.5 recorded in the first six months of fiscal 1994. The higher net revenues reflect increases in all brands including an increase of 227% in Calvin Klein net revenues, which compares a full six months in fiscal 1995 to 3 1/2 months in fiscal 1994, increases in domestic Warner's and Olga net revenues of 10.6%, international net revenues of 11.5% and Fruit of the Loom of 28.7%.

     Menswear Division net revenues increased 3.6% to $40.8 million from the $39.4 million in the second quarter of fiscal 1994. Included in 1994 are brands that have been discontinued of Puritan, Dior and Nicklaus. Excluding the discontinued brands from the prior year's net revenues, Menswear Division net revenues in the second quarter of fiscal 1995 increased 11.8% over the second quarter of fiscal 1994 primarily due to an increase of 16.5% in Chaps. Menswear Division net revenues for the first six months of fiscal 1995 increased 2.2% to $82.6 million compared to $80.8 million. Excluding the discontinued brands, Menswear Division net revenues increased 16.9% compared to the first six months of fiscal 1994 due primarily to an increase in Chaps by Ralph Lauren of 22.5%.

     Gross profit in the second quarter of fiscal 1995 increased 19.7% to $68.2 million from the $57.0 million recorded in the second quarter of fiscal 1994. Gross profit as a percentage of net revenues improved 250 basis points to 32.4% in the second quarter of fiscal 1995 from 29.9% in the comparable fiscal 1994 period. The increase in gross profit as a percentage of net revenues reflects increased manufacturing efficiencies and a more favorable mix of regular price sales. Gross profit for the first six months of fiscal 1995 increased 25.8% to $135.0 million compared to the $107.4 million in the first six months of fiscal 1994. Gross profit as a percentage of net revenues increased to 33.3% in the first six months of fiscal 1995 compared to 31.8% in the first six months of the prior year. The increase in gross profit reflects manufacturing efficiencies and the more favorable mix as noted above.

     Selling, administrative and general expenses increased to $43.8 million (20.8% of net revenues) from the $38.8 million (20.4% of net revenues) recorded in the second quarter of fiscal 1994. The increase in selling, administrative and general expenses reflect the increased sales volume noted above and an increase in marketing expenses of 50 basis points to support the launch of
Calvin Klein women's intimate apparel. This was partially offset by an improvement in selling and administrative expenses. Selling, administrative and general expenses for the first six months of fiscal 1995 increased to $85.1 million (21.0% of net revenues) from $69.1 million (20.4% of net revenues) recorded in the first six months of fiscal 1994. The increase in selling, administrative and general expenses in the first six months of fiscal 1995 compared to fiscal 1994 reflects higher sales volume and the increase in marketing expenses noted above.

     Interest expense increased to $9.5 million in the second quarter of fiscal 1995 from $8.3 million recorded in the second quarter of fiscal 1994. Interest expense increased to $17.8 million in the first six months of fiscal 1995 from $15.7 million recorded in the first half of fiscal 1994. The increase in interest expense is due primarily to an increase in interest rates of over 200 basis points since the end of the first half of fiscal 1994. The Company has purchased interest rate swap agreements which effectively fix the interest rate on $275 million of the Company's approximately $400 million of debt at an all-in interest rate of 6.25% through 1996 which limits the impact of future increases in interest rates.

     The provision for income taxes for the second quarter of fiscal 1995 was $5.7 million compared to $0.7 million in the second quarter of fiscal 1994. The Company's effective tax rate for the first six months of fiscal 1995 was 38% compared to 7% for the first six months of fiscal 1994. The increase in effective tax rate in 1995 compared to 1994 reflects the utilization of the Company's net operating loss carryforwards in the first six months of fiscal 1994, which offset the Company's 1994 federal income tax provision, leaving only a 7% state tax provision.

     The first quarter of fiscal 1994 includes a non-recurring loss of $3.0 million, related to the deductible portion of the Company's insurance policy on the January 17th California earthquake which temporarily shut down the Olga Division's distribution center.

     Net income for the second quarter of 1995 was $9.3 million compared to $9.1 million in the second quarter of fiscal 1994. Income for the second quarter of fiscal 1994, adjusted to reflect a normalized tax provision of 38%, was $6.1 million. Net income for the second quarter of fiscal 1995 of $10.6 million is 51.9% higher than the fully taxed income of $6.1 million recorded in the second quarter of fiscal 1994. Net income for the first six months of fiscal 1995 of $19.9 million was 42.2% higher than the fully taxed income before the loss on the California earthquake of $14.0 million recorded in the first six months of fiscal 1994.

CAPITAL RESOURCES AND LIQUIDITY

     Consistent with the Company's goal of providing increased shareholder value, on May 11, 1995, the Company declared a quarterly cash dividend of $0.07 per share. The dividend of $2.9 million was paid on June 30, 1995 to shareholders of record as of May 30, 1995.

     The Company's liquidity requirements arise primarily from its debt service requirements and the funding of the Company's working capital needs, primarily inventory and accounts receivable. The Company's borrowing requirements are seasonal, with peak working capital needs generally arising at the end of the second quarter and during the third quarter of the fiscal year. The Company typically generates nearly all of its operating cash flow in the fourth quarter of the fiscal year reflecting third and fourth quarter shipments and the sale of inventory built during the first half of the fiscal year.

     Cash used by operations in the first six months of fiscal 1995 was $42.6 million compared to a use of $38.2 million in the comparable 1994 period. The use of cash in the first six months of the Company's fiscal year is a result of seasonal increases in working capital, primarily inventory. The slight increase in cash used in operations in the first six months of fiscal 1995 compared to fiscal 1994 reflects higher investment in working capital, primarily inventory, to support the increased sales volume in the second half of fiscal 1995, as well as the strong growth of the Calvin Klein business. The increased investment in inventory was partially offset by increased net income and an improvement in accounts receivable where days sales outstanding was reduced by 6 days to 51 days.

     The Company anticipates filing a Registration Statement with the Securities and Exchange Commission to sell 7,500,000 shares of its common stock in an underwritten public offering on August 9, 1995. The estimated net proceeds from the proposed offering are expected to be approximately $150 million which will be used to repay certain amounts outstanding under the Company's Bank Credit Agreement. Additional funds available under the Company's revolving facility may be used for strategic acquisitions as well as for working capital and other corporate purposes. The Company believes that the funds available under its existing credit arrangements and cash flow to be generated from future operations will be sufficient to meet working capital and capital expenditure needs of the Company, including dividend, interest and principal payments on outstanding debt obligations, for the foreseeable future.

                          PART II -- OTHER INFORMATION

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     The Company's annual meeting of shareholders was held on May 11, 1995. The following matters were voted upon by the shareholders:

          (1) Election of Directors

             (a) Mr.  William  S.  Finkelstein  was  elected  to  the  Board  of
                 Directors to serve a three year term expiring at the 1998 Annual Meeting of Stockholders. 35,836,891 votes were cast for the election of Mr. Finkelstein, none against and 165,290 withheld, abstained and broker non votes.

             (b) Mr. Stewart A. Resnick was re-elected to the Board of Directors to serve a three year term expiring at the 1998 Annual Meeting of Stockholders. 35,867,561 votes were cast for the election of Mr. Resnick, none against and 103,690 withheld, abstained and broker non votes.

          (2) The shareholders approved a proposed amendment to the Company's Restated Certificate of Incorporation which increased the number of authorized shares of common stock of the Company from 65,000,000 to 130,000,000. 34,315,509 votes were cast for the amendment, 1,641,010 shares were cast against the amendment, 14,862 votes were withheld, abstained and broker non votes.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a)  Exhibits.
       11.1 -- Earnings per share.

(b)  Reports on Form 8-K.

               The Company's current report on Form 8-K was filed with the Securities and Exchange Commission on May 18, 1995. The report discussed the Board of Directors decision to replace Ernst & Young LLP as the Company's independent auditors with Price Waterhouse LLP.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          THE WARNACO GROUP, INC.

Date: August 9, 1995                      By      /s/ WILLIAM S. FINKELSTEIN
                                             ...................................
                                                  (WILLIAM S. FINKELSTEIN)
                                              DIRECTOR, SENIOR VICE PRESIDENT
                                                AND CHIEF FINANCIAL OFFICER
                                                  PRINCIPAL FINANCIAL AND
                                                     ACCOUNTING OFFICER

Date: August 9, 1995                      By         /s/ WALLIS H. BROOKS
                                             ...................................
                                                     (WALLIS H. BROOKS)
                                                     VICE PRESIDENT AND
                                                    CORPORATE CONTROLLER

_____________________________________      _____________________________________

  NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE U.S. UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

         ------------------------

            TABLE OF CONTENTS

                                                  PAGE
                                                  ----
The Company....................................     3
The Offerings..................................     4
Risk Factors...................................     5
Selected Financial Information.................     6
Use of Proceeds................................     8
Capitalization.................................     9
Price Range of Common Stock....................    10
Dividend Policy................................    10
Business.......................................    11
Management.....................................    14
Selling Stockholder............................    15
Certain United States Federal Tax Consequences
  to Non-U.S. Stockholders.....................    16
Underwriting...................................    18
Legal Matters..................................    19
Experts........................................    20
Available Information..........................    20
Documents Incorporated by Reference............    21
Annex I: Quarterly Report on Form 10-Q for the
  fiscal quarter ended July 8, 1995


                                8,000,000 SHARES

                            THE WARNACO GROUP, INC.
                              CLASS A COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                              MERRILL LYNCH & CO.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                            BEAR, STEARNS & CO. INC.

                              MORGAN STANLEY & CO.
                                 INCORPORATED

                            OPPENHEIMER & CO., INC.

                                           , 1995

_____________________________________      _____________________________________

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS
                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED AUGUST 9, 1995

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

PROSPECTUS

                                8,000,000 SHARES
                            THE WARNACO GROUP, INC.
                              CLASS A COMMON STOCK
                            ------------------------

     Of the 8,000,000 shares of Class A Common Stock offered, 7,500,000 are being offered by The Warnaco Group, Inc. and 500,000 shares are being offered by the Selling Stockholder of the Company. See 'Selling Stockholder' and 'Underwriting.' The Company will not receive any of the proceeds from the sale of shares of Class A Common Stock by the Selling Stockholder.

     Of the 8,000,000 shares of Class A Common Stock offered, 1,600,000 shares are being offered initially outside the United States and Canada by the International Managers and 6,400,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters. The initial offering price and the aggregate underwriting discount per share are identical for both Offerings. See 'Underwriting.'

     The Class A Common Stock is traded on the New York Stock Exchange under the symbol 'WAC.' On August 8, 1995, the last sale price of the Class A Common Stock as reported on the New York Stock Exchange was $22 per share. See 'Price Range of Common Stock.'

     FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE 'RISK FACTORS' APPEARING ON PAGE 5.
                            ------------------------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
 AND  EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION,  NOR   HAS
  THE   SECURITIES   AND   EXCHANGE  COMMISSION   OR   ANY   STATE  SECURITIES
   COMMISSION   PASSED   UPON    THE   ACCURACY   OR    ADEQUACY   OF    THIS
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                PRICE TO            UNDERWRITING          PROCEEDS TO       PROCEEDS TO SELLING
                                                 PUBLIC             DISCOUNT(1)            COMPANY(2)          STOCKHOLDER(2)
Per Share...............................           $                     $                     $                     $
Total(3)................................       $                     $                     $                     $

(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See 'Underwriting.'

(2) Before deducting expenses estimated at $             payable by the  Company
    and $           payable by the Selling Stockholder.

(3) The Company has granted the International Managers and the U.S. Underwriters options, exercisable within 30 days after the date hereof, to purchase up to 240,000 and 960,000 additional shares of Class A Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $ , $ and $ , respectively. See 'Underwriting.'

                            ------------------------
     The shares of Class A Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Class A Common Stock will be made in New York,
New York on or about                , 1995.
                            ------------------------
MERRILL LYNCH INTERNATIONAL LIMITED

            DONALDSON, LUFKIN & JENRETTE
               SECURITIES  CORPORATION

                           BEAR, STEARNS INTERNATIONAL LIMITED

                                           MORGAN STANLEY & CO.
                                               INTERNATIONAL
                                                                     UBS LIMITED
                            ------------------------
             The date of this Prospectus is                , 1995.

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

                                  UNDERWRITING

     Merrill Lynch International Limited, Donaldson, Lufkin & Jenrette Securities Corporation, Bear, Stearns International Limited, Morgan Stanley & Co. International Limited and UBS Limited are acting as lead managers (the 'Lead Managers') of the International Managers. Subject to the terms and conditions set forth in an international purchase agreement (the 'International Purchase Agreement') among the Company, the Selling Stockholder and each of the underwriters named below (the 'International Managers'), and concurrently with the sale of 6,400,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Company and the Selling Stockholder severally have agreed to sell to the International Managers, and each of the International Managers severally has agreed to purchase, the aggregate number of shares of Common Stock set forth opposite its name below:

                                                                       NUMBER OF
                 INTERNATIONAL MANAGERS                                 SHARES
-------------------------------------------------------------------   ---------

Merrill Lynch International Limited...............................
Donaldson, Lufkin & Jenrette Securities Corporation...............
Bear, Stearns International Limited...............................
Morgan Stanley & Co. International Limited........................
UBS Limited.......................................................

                                                                      ---------
               Total..............................................    1,600,000
                                                                      ---------
                                                                      ---------

     The Company and the Selling Stockholder have also entered into a purchase agreement (the 'U.S. Purchase Agreement' and, together with the International Purchase Agreement, the 'Purchase Agreements'), with certain underwriters in the United States and Canada (the 'U.S. Underwriters' and, together with the International Managers, the 'Underwriters') for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Bear, Stearns & Co. Inc., Morgan Stanley & Co. Incorporated and Oppenheimer & Co., Inc. are acting as U.S. Representatives. Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 1,600,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company and the Selling Stockholder have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase, an aggregate of 6,400,000 shares of Common Stock. The offering price per share and the total underwriting discount per share are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

     In each Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Common Stock being sold pursuant to such Purchase Agreement if any such shares of Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, the commitments of non-defaulting International Managers or U.S. Underwriters (as the case may be) may be increased. The sale of Common Stock to the International Managers is conditioned upon the sale of the shares of Common Stock to the U.S. Underwriters.

     The Lead Managers have advised the Company and the Selling Stockholder that the International Managers propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share of Common Stock. The International Managers may allow, and such dealers may reallow, a discount not in excess of $ per share of Common Stock on sales to certain other dealers. After the public offering, the public offering price, concession and discount may be changed.

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

     The   Company  has  granted  an   option  to  the  International  Managers,
exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 240,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less the underwriting discount. The International Managers may exercise this option only to cover over-allotments, if any, made on the sale of shares of Common Stock offered hereby. To the extent that the International Managers exercise this option, each International Manager will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Company also has granted an option to the U.S. Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 960,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.

     The Lead Managers have advised the Company and the Selling Stockholder that the International Managers and the U.S. Underwriters have entered into an Intersyndicate Agreement (the 'Intersyndicate Agreement') that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States and non-Canadian persons or to persons they believe intend to resell to persons who are non-United States and non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States persons or Canadian persons or to persons they believe intend to resell to United States persons or Canadian persons, except in each case for transactions pursuant to such agreement.

     Each International Manager has agreed that (i) it has not offered or sold, and it will not offer or sell, in the United Kingdom by means of any document any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, except in circumstances which do not constitute an offer to the public within the meaning of the Companies Act of 1985, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 (the 'Financial Services Act') with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issuance of Common Stock if that person is of a kind who is described in Article 9(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1988.

     Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase, in addition to the offering price set forth on the cover page hereof.

     The Company, the Selling Stockholder and certain officers and directors of the Company have agreed that they will not, directly or indirectly, for a period of 90 days following the date of this Prospectus, except with the prior consent of Merrill Lynch, on behalf of the Underwriters, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock. Calvin Klein, Inc., which is the beneficial owner of 566,497 shares of Common Stock, has agreed that it will not, directly or indirectly, until October 30, 1995, except with prior consent of Merrill Lynch, on behalf of the Underwriters, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock offered hereby and the validity of the Common Stock offered hereby will be passed upon for the Company by Stanley P. Silverstein, Esq. Vice President, General Counsel and Secretary of the Company, and by Skadden, Arps, Slate, Meagher & Flom, New York, New York. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership which includes professional corporations), New York, New York. Mr. Silverstein owns 26,400 shares of Common Stock and options to acquire 64,000 shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements of The Warnaco Group, Inc. incorporated by reference in this Prospectus from the Company's Annual Report (Form 10-K) for the fiscal year ended January 7, 1995, have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report, included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the 'Commission') a Registration Statement (which term shall encompass any amendments thereto) on Form S-3 (the 'Registration Statement') under the Securities Act of 1933, as amended (the 'Securities Act'), for the registration of the Common Stock. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed or incorporated by reference as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission may be inspected and copied at the locations described above. The Company will furnish all reports and other information required by the periodic reporting and informational requirements of the Exchange Act to the Commission and will furnish copies of such reports and other information to the holders of the Common Stock.

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference herein:

          1. The Company's Annual Report on Form 10-K for the year ended January 7, 1995.

          2. The Company's Current Report on Form 8-K, dated May 18, 1995.

          3. The Company's Proxy Statement for the Company's 1995 Annual Meeting of Shareholders held on May 11, 1995.

          4. The Company's Quarterly Report on Form 10-Q for the quarter ended April 8, 1995.

          5. The Company's Quarterly Report on Form 10-Q for the quarter ended July 8, 1995 (attached as Annex I to this Prospectus).

          6. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since January 7, 1995.

          7. The description  of the  Common  Stock which  is contained  in  the
             Company's Form 8-A dated September 10, 1991, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the shares of Common Stock hereunder shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any and all of the documents that are incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Stanley P. Silverstein, Vice President, General Counsel and Secretary, The Warnaco Group, Inc., 90 Park Avenue, New York, New York 10016, telephone (212) 661-1300.

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS
_____________________________________      _____________________________________

  NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE INTERNATIONAL MANAGERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

  THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF CLASS A COMMON STOCK OFFERED HEREBY IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES ACT OF 1986 AND THE COMPANIES ACT OF 1985 WITH RESPECT TO ANYTHING DONE BY ANY PERSON IN RELATION TO THE CLASS A COMMON STOCK IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE 'UNDERWRITING.'

  IN  THE  PROSPECTUS, REFERENCES  TO  'DOLLARS' AND  '$'  ARE TO  UNITED STATES
DOLLARS.

           ------------------------
               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
The Company....................................     3
The Offerings..................................     4
Risk Factors...................................     5
Selected Financial Information.................     6
Use of Proceeds................................     8
Capitalization.................................     9
Price Range of Common Stock....................    10
Dividend Policy................................    10
Business.......................................    11
Management.....................................    14
Selling Stockholder............................    15
Certain United States Federal Tax Consequences
  to Non-U.S. Stockholders.....................    16
Underwriting...................................    18
Legal Matters..................................    20
Experts........................................    20
Available Information..........................    20
Documents Incorporated by Reference............    21
Annex I: Quarterly Report on Form 10-Q for the
  fiscal quarter ended July 8, 1995


                                8,000,000 SHARES

                            THE WARNACO GROUP, INC.
                              CLASS A COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                      MERRILL LYNCH INTERNATIONAL LIMITED

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                      BEAR, STEARNS INTERNATIONAL LIMITED

                              MORGAN STANLEY & CO.
                                 INTERNATIONAL

                                  UBS LIMITED

                                           , 1995

_____________________________________      _____________________________________

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

Securities and Exchange Commission registration fee................................   $69,400
Printing and Engraving.............................................................     **
Legal Fees and Expenses............................................................     **
National Association of Securities Dealers fees....................................    20,625
Blue Sky Qualifications and Expenses (including counsel fees)......................     **
New York Stock Exchange fees.......................................................     **
Transfer Agent and Registrar fees..................................................     **
Miscellaneous......................................................................     **
                                                                                      -------
     Total.........................................................................   $
                                                                                      -------
                                                                                      -------

------------

 * All amounts except registration and National Association of Securities Dealers fees are estimates.

** To be provided by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the 'DGCL'), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. The
Company has adopted an amendment to its Certificate of Incorporation, which eliminates the liability of directors to the extent permitted by Section 102(b)(7) of the DGCL.

     Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a 'derivative action')); if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. The Bylaws of the Company provide for indemnification of its directors and officers to the fullest extent permitted by Delaware law.

     Reference is made to the Restated Certificate of Incorporation of the Company and Article VIII of the Bylaws of the Company.

     In addition, the Company maintains a directors' and officers' liability insurance policy and has entered into indemnification agreements with each of its executive officers and directors.

ITEM 16. EXHIBITS

 EXHIBIT
   NO.                                                       DESCRIPTION
----------   ------------------------------------------------------------------------------------------------------------
      1.1    -- Form of U.S. Purchase Agreement*
      1.2    -- Form of International Purchase Agreement*
      4.1    -- Restated Certificate of Incorporation of the Company. (Incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, File No. 33-45877.)
      4.2    -- Amendment to Restated Certificate of Incorporation of the Company. (Incorporated by reference to  Exhibit
                3.1 to the Company's Form 10-Q filed on August 11, 1993.)
      4.3    -- Amendment to Restated Certificate of Incorporation of the Company.*
      4.4    -- By-Laws of the Company. (Incorporated  herein by reference to Exhibit  3.2 to the Company's Registration
                Statement on Form S-1, File No. 33-45877.)
      4.5    -- Registration Rights  Agreement, dated as  of March 14,  1994 between the  Company and CKI.  (Incorporated herein by reference to Exhibit 4.1 to the Company's Form 10-Q filed on May 24, 1994.)
      5.1    -- Opinion of Stanley P. Silverstein, General Counsel of  the Company, regarding the legality of the shares of Common Stock being offered hereby.*
     23.1    -- Consent of Ernst & Young, L.L.P. independent auditors.
     23.2    -- Consent of Stanley P. Silverstein, General Counsel of the Company (included in Exhibit 5.1).
     24.1    -- Power of Attorney (included on signature page).

------------

* To be filed by amendment.

ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(b) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 9, 1995.

                                          THE WARNACO GROUP, INC.
                                          (Registrant)
                                          By         /s/ LINDA J. WACHNER
                                             ...................................
                                                      LINDA J. WACHNER
                                                  CHAIRMAN, PRESIDENT AND
                                                  CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Linda J. Wachner, William S. Finkelstein and Stanley P. Silverstein, and each of them, his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (including any related registration statement filed under Rule 462), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant   to  the  requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                SIGNATURE                                      TITLE                              DATE
------------------------------------------  --------------------------------------------   -------------------
           /s/ LINDA J. WACHNER             Chairman of the Board; Director; President       August 9, 1995
 .........................................    and Chief Executive Officer (Principal
            (LINDA J. WACHNER)                Executive Officer)

        /s/ WILLIAM S. FINKELSTEIN          Director; Senior Vice President and Chief        August 9, 1995
 .........................................    Financial Officer (Principal Financial
         (WILLIAM S. FINKELSTEIN)             Officer and Principal Accounting Officer)

       /s/ JOSEPH A. CALIFANO, JR.          Director                                         August 9, 1995
 .........................................
        (JOSEPH A. CALIFANO, JR.)

           /s/ ANDREW G. GALEF              Director                                         August 9, 1995
 .........................................
            (ANDREW G. GALEF)

                                            Director
 .........................................
           (STEWART A. RESNICK)

           /s/ ROBERT D. WALTER             Director                                         August 9, 1995
 .........................................
            (ROBERT D. WALTER)

              STATEMENT OF DIFFERENCES

The registered trademark  shall be expressed as............. 'r'

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                               DESCRIPTION                                              PAGE NO.
--------  ------------------------------------------------------------------------------------------------   --------
   1.1    -- Form of U.S. Purchase Agreement*.............................................................
   1.2    -- Form of International Purchase Agreement*....................................................
   4.1    -- Restated Certificate of Incorporation  of the Company. (Incorporated  herein by reference to
             Exhibit 3.1 to the Company's Registration Statement on Form S-1, File No. 33-45877.)..........
   4.2    -- Amendment to Restated Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q filed on August 11, 1993.)..........................
   4.3    -- Amendment to Restated Certificate of Incorporation of the Company.*..........................
   4.4    -- By-Laws of the  Company. (Incorporated herein  by reference to Exhibit  3.2 to the  Company's
             Registration Statement on Form S-1, File No. 33-45877.).......................................
   4.5    -- Registration Rights  Agreement, dated  as of  March 14,  1994 between  the Company  and CKI.
             (Incorporated herein by reference to Exhibit 4.1 to  the Company's Form 10-Q filed on May  24,
             1994.)........................................................................................
   5.1    -- Opinion of Stanley P. Silverstein, General Counsel of the Company, regarding the legality of the shares of Common Stock being offered hereby*..............................................
  23.1    -- Consent of Ernst & Young, L.L.P. independent auditors........................................
  23.2    -- Consent  of Stanley  P. Silverstein,  General Counsel  of the  Company (included  in  Exhibit
             5.1)..........................................................................................
  24.1    -- Power of Attorney (included on signature page)...............................................

------------

*  To be filed by amendment.